 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

WHITESTONE REIT
(Name of Subject Company)

MPF BLUE RIDGE FUND I, LLC; MPF REIT FUND 1, LLC; SCM SPECIAL FUND 2, LP; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,000,000	$55.80

*	For purposes of calculating the filing fee only. Assumes the purchase of 400,000 Shares at a purchase price equal to $2.50 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $55.80
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: April 27, 2009

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 28, 2009, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF BLUE RIDGE FUND I, LLC; MPF REIT FUND 1, LLC; SCM Special Fund 2, LP (collectively the “Purchasers”) to purchase up to 400,000 shares of common stock (the “Shares”)  in Whitestone REIT (the “Corporation”), the subject company, at a purchase price equal to $2.50 per Share, less the amount of any dividends declared or made with respect to the Shares between April 27, 2009 (the “Offer Date”) and May 29, 2009 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2009 (the “Offer to Purchase”) and the related Assignment Form.

The original Offer stated that the Corporation had 1,429 holders of record owning an aggregate of 15,052,193 Shares as of March 9, 2009, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2008.  However, the 15,052,193 number includes units in the Corporation’s operating partnership, which have the same beneficial rights as the Shares, but are not outstanding Shares.  Thus, the Corporation has 10,312,307 Shares outstanding, held by 1,429 holders of record as of March 9, 2009.  The Purchasers and their affiliates currently beneficially own 289,877.10 Shares, or 2.8% of the outstanding Shares, not 1.93%.  The 400,000 Shares subject to the Offer constitute 3.88% of the outstanding Shares, not 2.66%.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated April 27, 2009*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated April 27, 2009*

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 28, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      April 29, 2009

MPF Blue Ridge Fund I, LLC; MPF REIT Fund 1, LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: Sutter Capital Management, LLC, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President